Exhibit 99.1

HUYA Inc. Announces Changes to Board Composition

GUANGZHOU, CHINA, May 23, 2023 – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Mr. Songtao Lin has been appointed by Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), as a successor director to serve on Huya’s board of directors (the “Board”), replacing Mr. Lingdong Huang, effective May 23, 2023. Mr. Lingdong Huang no longer serves as a director and the chairman of the Board or as a member of any Board committees of Huya following this substitution.

In addition, Huya’s Board has approved the appointment of Mr. Songtao Lin as the chairman of the Board and a member of the Board’s nominating and corporate governance committee, effective immediately.

The Board is pleased to welcome Mr. Songtao Lin and looks forward to adding Mr. Lin’s expertise and perspectives to Huya’s Board. His successful experience in various products and businesses will be invaluable as Huya continues to strengthen its position in the game live streaming market and unlock long-term commercialization opportunities across the games value chain. The Board would also like to express its sincere gratitude to Mr. Lingdong Huang for his commitment and contributions to Huya over the past few years.

Mr. Songtao Lin joined Tencent in 2003 and currently serves as the corporate vice president of Tencent. Mr. Lin has held management positions within various Tencent business lines, including QQ, Qzone, Open Platform, GuangDianTong, YingYongBao, and the On-line Video Business Unit. Mr. Lin received a master’s degree in computer application technology from Tianjin University in 2003 and an executive MBA degree from CEIBS (China European International Business School) in 2014.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit: https://ir.huya.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com